   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13E-3
                         RULE 13-E TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          ---------------------------

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                                (NAME OF ISSUER)

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                                CT HOLDING, INC.

                             JWC ACQUISITION I, INC.
                               JAMES T. MCKITRICK
                                 DEAN LONGNECKER
                       (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   0001555601
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          ---------------------------

       JAMES T. MCKITRICK           JAMES T. McKITRICK          STEVEN G. SEGAL            STEVEN G. SEGAL
      CENTRAL TRACTOR FARM &         DEAN LONGNECKER           CT HOLDING, INC.        JWC ACQUISITION I, INC.
          COUNTRY, INC.            C/O CENTRAL TRACTOR         C/O J.W. CHILDS            C/O J.W. CHILDS
        3915 DELAWARE AVENUE        FARM & COUNTRY, INC.     EQUITY PARTNERS, L.P.      EQUITY PARTNERS, L.P.
       DES MOINES, IOWA 50316      3915 DELAWARE AVENUE      ONE FEDERAL STREET         ONE FEDERAL STREET
          (515) 266-3101           DES MOINES, IOWA 50316     TWENTY-FIRST FLOOR         TWENTY-FIRST FLOOR
                                       (515) 266-3101          BOSTON, MA 02110           BOSTON, MA 02110
                                                                (617) 753-1100             (617) 753-1100


      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                          ---------------------------

                                   COPIES TO:

         DAVID C. CHAPIN, ESQ.                     ROBERT L. FRIEDMAN, ESQ.
             ROPES & GRAY                         SIMPSON THACHER & BARTLETT
        ONE INTERNATIONAL PLACE                      425 LEXINGTON AVENUE
           BOSTON, MA 02110                           NEW YORK, NY 10017


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[X]

                            CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
          $51,605,449*                                   $10,321
--------------------------------------- ----------------------------------------

-----------------

* For purposes of calculation of the filing fee only. This transaction relates to the merger (the "Merger") of JWC Acquisition I, Inc. ("Acquisition"), a wholly owned subsidiary of CT Holding Inc. ("Holding"), with and into Central Tractor Farm & Country, Inc. (the "Company"). The "Transaction Valuation" amount referenced above is based upon the product of (i) 3,621,435, the number of outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of the Company (not including Shares held in the treasury of the Company or which prior to consummation of the Merger, will be owned by Acquisition or its affiliates) and (ii) $14.25, the cash price per Share to be paid in the merger. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:        $10,321

     (2) Form or Registration No.:      Schedule 14C

     (3) Filing Party:                  Central Tractor Farm & Country, Inc.

     (4) Date Filed:                    December 23, 1996

     This Rule 13E-3 Transaction Statement (the "Statement") is filed jointly by Central Tractor Farm & Country, Inc., a Delaware corporation ("CT" or the "Company"), CT Holding, Inc. (formerly named JWC Holdings I, Inc.), a Delaware corporation ("Holding"), JWC Acquisition I, Inc., a Delaware corporation and a wholly owned subsidiary of Holding ("Acquisition"), James T. McKitrick and Dean Longnecker, and relates to an Agreement and Plan of Merger, dated as of November 27, 1996, among CT, Holding, and Acquisition (the "Merger Agreement"), pursuant to which Acquisition will merge with and into CT (the "Merger" or the "Transaction"), with the result being that CT shall be a wholly owned subsidiary of Holding. The Merger Agreement and the Merger have already been approved by the board of directors of each of the Company, Holding and Acquiror. A copy of the Merger Agreement is filed by CT as Exhibit 1 to the Company's preliminary
Schedule 14A proxy statement (the "Proxy Statement") filed by CT with the Securities and Exchange Commission contemporaneously herewith filed as Exhibit
(d) to the Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.

                              CROSS-REFERENCE SHEET


   ITEM IN
SCHEDULE 13E-3           WHERE LOCATED IN PROXY STATEMENT
--------------           --------------------------------

Item 1(a)                "INTRODUCTION"

Item 1(b)                "THE SPECIAL MEETING - Voting Rights and Vote Required"

Item 1(c) - (d)          "PRICE RANGE OF SHARES; DIVIDENDS; BOOK VALUE"

Item 1(e)                "THE COMPANY - Overview"

Item 1(f)                "RELATED AGREEMENTS"; "CERTAIN TRANSACTIONS IN COMMON
                         STOCK"

Item 2(a) - (d), (g)     "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY";
                         Exhibit 6

Item 2(e) - (f)          **

Item 3(a) - (b)          "SPECIAL FACTORS -- Background of the Merger", "RELATED
                         AGREEMENTS -- Interests of Certain Persons"

Item 4(a)                "THE MERGER"; "RELATED AGREEMENTS"

Item 4(b) "SPECIAL FACTORS -- Background of the Merger" and "--Interests of Certain Persons", "RELATED
                          AGREEMENTS"

Item 5(a)-(b) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company"

Item 5(c) "THE MERGER -- Board Representation", "RELATED AGREEMENTS -- Management Letter Agreements" and "SPECIAL FACTORS -- Interests of Certain Persons"

Item 5(d)                "SOURCE AND AMOUNT OF FUNDS"; "OWNERSHIP OF COMMON
                         STOCK"

Item 5(e) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company"

Item 5(f)-(g)            "SPECIAL FACTORS -- Certain Effects of the Merger"

Item 6(a)                "SOURCE AND AMOUNT OF FUNDS"

Item 6(b)                "FEES AND EXPENSES"

Item 6(c)                "SOURCE AND AMOUNT OF FUNDS"

Item 6(d)                **

Item 7(a)-(c) "SPECIAL FACTORS -- Background of the Merger" and "-- Purpose, Structure and Reasons for the Merger; Plans for the Company"

Item 7(d) "SPECIAL FACTORS -- Certain Effects of the Merger" and "-- Certain Federal Income Tax Consequences"

Item 8(a)-(b) "SPECIAL FACTORS -- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors"

Item 8(c) "SPECIAL FACTORS -- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors"; "THE SPECIAL MEETING -- Voting Rights and Vote Required"

Item 8(d) "SPECIAL FACTORS -- Recommendation of the Board of Directors", " -- Background of the Merger", "-- Fairness of the Merger; Reasons for the Recommendations of the Company's Board of Directors" and " -- Opinion of Piper Jaffray"

Item 8(e)                "SPECIAL FACTORS -- Recommendation of the Board of
                         Directors"

Item 8(f)                **

Item 9(a)                "SPECIAL FACTORS -- Background of the Merger",
                         " -- Fairness of the Merger; Recommendation of the Company's Board of Directors" and "-- Opinion of Piper Jaffray"

Item 9(b) "SPECIAL FACTORS -- Background of the Merger" and "-- Opinion of Piper Jaffray"

Item 9(c)                "SPECIAL FACTORS -- Opinion of Piper Jaffray"

Item 10(a)               "OWNERSHIP OF COMMON STOCK"

Item 10(b)               "CERTAIN TRANSACTIONS IN COMMON STOCK"; "RELATED
                         AGREEMENTS"

Item 11 "THE MERGER"; "RELATED AGREEMENTS", "SPECIAL FACTORS -- "Interests of Certain Persons"

Item 12(a)-(b) "INTRODUCTION", "THE SPECIAL MEETING -- Voting Rights and Vote Required" "SPECIAL FACTORS -- Recommendation of the Board of Directors", " -- Background of the Merger", "-- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors"

Item 13(a)               "THE MERGER -- Appraisal Rights" and Exhibit 4

Item 13(b)-(c)           **

Item 14(a) "PRICE RANGE OF SHARES; DIVIDENDS; BOOK VALUE," "SELECTED CONSOLIDATED FINANCIAL DATA", "INDEX TO FINANCIAL STATEMENTS"

Item 14(b)               **

Item 15(a) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company"; "SPECIAL FACTORS -- Interests of Certain Persons"

Item 15(b)               "THE SPECIAL MEETING -- Revocation and Use of Proxies;
                         Solicitation"

Item 16                  "CERTAIN PROJECTIONS" "INFORMATION CONCERNING CHILDS
                         AND ACQUIROR"

Item 17(a)               "SOURCE AND AMOUNT OF FUNDS"

Item 17(b)               Exhibit 1, 2 and 3

Item 17(c)               Exhibit 1, 2 and 3

Item 17(d) Proxy Statement on Schedule 14A resulting in the Merger of JWC Acquisition I, Inc. with and into Central Tractor Farm & Country, Inc.

Item 17(e)               Exhibit 4

Item 17(f)               **



-------------

*    The information requested by this Item is not found in the Proxy Statement.

**   The Item is inapplicable or the answer thereto is in the negative.

                       SECTION 13E-3 TRANSACTION STATEMENT

ITEM 1.        ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING -- Voting Rights and Vote Required" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "PRICE RANGE OF SHARES; DIVIDENDS; BOOK VALUE" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "PRICE RANGE OF SHARES; DIVIDENDS; BOOK VALUE" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "THE COMPANY -- Overview" is incorporated by reference herein.

(f) The information set forth in the Proxy Statement under the captions "RELATED AGREEMENTS" and "CERTAIN TRANSACTIONS IN COMMON STOCK" is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed jointly by Central Tractor Farm & Country, Inc., the issuer of the securities which are the subject of the 13e-3 transaction, Holding and Acquisition, which may be deemed to be an affiliate of the Company as defined in Rule 13e-3(a)(1) because of the anticipated investment in Holding by certain of the current management and two current directors of the Company, James T. McKitrick, Director, President and Chief Executive Officer of the Company, and Dean Longnecker, Director, Executive Vice President, Finance of the Company. Holding and Acquisition are each corporations organized under the laws of the state of Delaware. The address of Holding is CT Holding, Inc., c/o J.W. Childs Equity Partners, L.P. One Federal Street, Twenty-First Floor, Boston, Massachusetts 02110. The address of Acquisition is JWC Acquisition I, Inc., c/o J.W. Childs Equity Partners, L.P., One Federal Street, Twenty-First Floor, Boston, Massachusetts 02110.

(a)-(d),  Information set forth in the Proxy Statement under the Caption
(g) "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" and Exhibit 6 to the Proxy Statement is incorporated herein by reference.

(e)-(f)   Negative.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)-(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "-- Interests of Certain Persons", "RELATED AGREEMENTS" is incorporated herein by reference.


ITEM 4.   TERMS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption "THE MERGER" and "RELATED AGREEMENTS" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "-- Interests of Certain Persons", "RELATED AGREEMENTS" is incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "THE MERGER -- Board Representation", "RELATED AGREEMENTS -- Management Letter Agreements" and "SPECIAL FACTORS -- Interests Of Certain Persons" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SOURCE AND AMOUNT OF FUNDS" and "OWNERSHIP OF COMMON STOCK" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company" in incorporated herein by reference.

(f)-(g) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Merger" is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the caption "SOURCE AND AMOUNT OF FUNDS" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "FEES AND EXPENSES" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "SOURCE AND AMOUNT OF FUNDS" is incorporated herein by reference.

(d)       Not applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "-- Purpose, Structure and Reasons for the Merger; Plans for the Company" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Certain Effects of the Merger" and "-- Certain Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

(a)-(b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors and "THE SPECIAL MEETING -- Voting Rights and Vote Required" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Recommendation of the Board of Directors", " -- Background of the Merger", "-- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors" and "-- Opinion of Piper Jaffray" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption -SPECIAL FACTORS -- Recommendation of the Board of Directors" is incorporated herein by reference.

(f)       Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger", "-- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors" and "-- Opinion of Piper Jaffray" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "-- Opinion of Piper Jaffray" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS -- Opinion of Piper Jaffray" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth in the Proxy Statement under the caption "OWNERSHIP OF COMMON STOCK" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "CERTAIN TRANSACTIONS IN COMMON STOCK" and "RELATED AGREEMENTS" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The information set forth in the Proxy Statement under the captions "THE MERGER", "RELATED AGREEMENTS", "SPECIAL FACTORS -- Interests of Certain Persons" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a)-(b) The information set forth in the Proxy Statement under the captions "INTRODUCTION", "THE SPECIAL MEETING -- Voting Rights and Vote Required", "SPECIAL FACTORS -- Recommendation of the Board of Directors", " -- Background of the Merger", and "-- Fairness of the Merger; Reasons for the Recommendation of the Company's Board of Directors" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTIONS.

(a) The information set forth in the Proxy Statement under the caption "THE MERGER -- Appraisal Rights" and in Exhibit 4 to the Proxy Statement is incorporated herein by reference.

(b)-(c)   Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

(a) The information set forth in the Proxy Statement under the caption "PRICE RANGE OF SHARES; DIVIDENDS; BOOK VALUE", "SELECTED CONSOLIDATED FINANCIAL DATA" and in the financial statements attached to the Proxy Statement are incorporated herein by reference.

(b)       Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger; Plans for the Company" and "-- Interests of Certain Persons" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING -- Revocation and Use of Proxies; Solicitation" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

          The information set forth in the Proxy Statement under the captions "CERTAIN PROJECTIONS" and "INFORMATION CONCERNING CHILDS AND ACQUIROR"

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Form S-1 Registration Statement, filed by Central Tractor Farm & County, Inc., Registration No. 333-19613 is incorporated herein by reference.

(b)(1) Fairness opinion of Piper Jaffray (incorporated herein by reference to Exhibit 5 of the Proxy Statement).

(b)(2) Piper Jaffray Presentation to the Special Committee of the Company's Board of Directors, dated November 27, 1996.

(c)(1) Agreement and Plan of Merger, dated as of November 27, 1996, by and among the Company, Holding and Acquisition (incorporated by reference to Exhibit 1 of the Proxy Statement).

(c)(2) Securities Purchase Agreement dated as of November 27, 1996, by and among certain securityholders of the Company, J.W. Childs Equity Partners, L.P. and Acquiror (incorporated by reference to Exhibit 2 of the Proxy Statement).

(c)(3) Management Letter Agreements, each dated as of November 27, 1996 between Acquisition and each of James T. McKitrick and G. Dean Longnecker (incorporated by reference to Exhibit 3 of the Proxy Statement).

(d)       Proxy Statement on Schedule 14A.

(e) Summary of Appraisal Rights (incorporated by reference to Exhibit 4 of the Proxy Statement).

(f)       Not applicable.

                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                        CENTRAL TRACTOR FARM & COUNTRY, INC.


                                        By: /s/ James T. McKitrick
                                            ----------------------------------
                                            Name: James T. McKitrick
                                            Title: President and Chief
                                                   Executive Officer

                                        CT HOLDING, INC.


                                        By: /s/ Adam L. Suttin
                                            ----------------------------------
                                            Name: Adam L. Suttin
                                            Title: Vice President

                                        JWC ACQUISITION I, INC.

                                        By: /s/ Adam L. Suttin
                                            ----------------------------------
                                            Name: Adam L. Suttin
                                            Title: Vice President


                                                /s/ James T. McKitrick
                                        --------------------------------------
                                                  James T. McKitrick


                                                 /s/ Dean Longnecker
                                        --------------------------------------
                                                    Dean Longnecker



Date:  February 13, 1997